UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

   ☒    Form 20-F   ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated February 27, 2012 relating to the establishment of a nomination committee and appointments to the nomination committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque

Name: Lai Ni Quiaque Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: February 27, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H. K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

ESTABLISHMENT OF A NOMINATION COMMITTEE

AND

APPOINTMENTS TO THE NOMINATION COMMITTEE

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) is pleased to announce that on 27 February 2012, the Board has established a nomination committee (the “Nomination Committee”).

Mr. Peh Jefferson Tun Lu, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Dr. Cheng Mo Chi, Moses have been appointed as members of the Nomination Committee and Mr. Peh Jefferson Tun Lu has been appointed as the chairman of the Nomination Committee.

By order of the Board City Telecom (H.K.) Limited Lai Ni Quiaque Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 27 February 2012

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.